Mail Stop 3030
                                                                 August 28,
2018

     Via E-mail
     Laura A. Francis
     Chief Financial Officer
     SI-BONE, Inc.
     471 El Camino Real, Suite 101
     Santa Clara, California 95050

            Re:     SI-BONE, Inc.
                    Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted July 31, 2018
                    CIK No. 0001459839

     Dear Ms. Francis:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     Market Opportunity, page 4

     1. It appears that the potential market for iFuse in the United States has declined. Please disclose the reasons for the decline. Also, ensure your disclosure on page 70 addresses any known trends or uncertainties related to this decline that are reasonably expected to have a material effect on your results of operations.

     Contractual Obligations, page 80

     2. Please revise to clarify the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence of the second paragraph of this section.
            Also tell us the authority on which you rely to exclude those contracts from the table.
 Laura Francis
SI-BONE, Inc.
August 28, 2018
Page 2

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior
Attorney, at (202) 551-3641 with any other questions.

                                                          Sincerely,

                                                          /s/ Tom Jones for

                                                          Amanda Ravitz
                                                          Assistant Director
                                                          Office of Electronics
and Machinery


cc: Matthew B. Hemington